UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PHOTRONICS, INC.
(Exact name of registrant as specified in its charter)

Connecticut	0-15451
(State or other jurisdiction of incorporation)	(Commission File Number)
15 Secor Road Brookfield, CT 06804	06804
(Address of principle executive offices)	(Zip Code)

Christopher J. Lutzo
(203) 775-9000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In order to comply with Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Photronics, Inc. (the “Company”) submits this § 249b.400 Form SD, specialized disclosure report (“Form SD”). As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (as defined in Form SD).

The Company has determined that tantalum is a conflict mineral which is necessary to the functionality or production of certain products manufactured by the Company.

The Company has conducted a good faith, reasonable country of origin inquiry with respect to the tantalum used in the Company’s products for the calendar year ended December 31, 2024, which such inquiry was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD). Based on this country of origin inquiry, the Company has no reason to believe that any of the tantalum necessary to the functionality or production of products manufactured by the Company in 2024 originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD) unless they originated from recycled or scrap sources (as defined in Form SD) or from sources which have been assessed and approved by independent, internationally recognized, and reputable third parties as conflict free.

In order to make its determination with respect to the country of origin of its tantalum, the Company undertook the following inquiry:

•	Identified all suppliers of tantalum to the Company;

•
Provided all such suppliers with a Conflict Mineral Reporting Template developed by the Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative), a global non-governmental organization in the area of responsible minerals sourcing, and asked suppliers to indicate whether any conflict minerals included in any component manufactured or contracted to be manufactured for the Company originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD), and if so, whether such conflict minerals were from recycled or scrap sources (as defined in Form SD), whether they have identified all of the smelters supplying conflict minerals in their supply chain, and asked suppliers to provide a list of the smelters used by the supplier or their suppliers, the locations of such smelters’ facilities, and whether those smelters have been certified as a “Conflict-Free Smelter” by the Responsible Minerals Initiative; and

•
Obtained a representation letter from all of the Company’s suppliers certifying that such suppliers’ tantalum (i) did not originate in the Democratic Republic of Congo or any adjoining country (as defined in Form SD) or (ii) came from recycled or scrap sources (as defined in Form SD), or from sources which have been assessed and approved by independent, internationally recognized, and reputable third parties as conflict free.

This conflict minerals disclosure is available on the Company’s website at www.photronics.com under “Investors—Corporate Governance & Social Responsibility.”

Item 1.02	Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

No exhibit is filed as part of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PHOTRONICS, INC.

	By:	/s/ Christopher J. Lutzo
Christopher J. Lutzo
Vice President, General Counsel and Secretary

Date: May 30, 2025